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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 21)

                                ----------------

                              AVATAR HOLDINGS INC.

                                (Name of Issuer)

     COMMON STOCK, $1.00 PAR VALUE                       053494-10-0
     -----------------------------                       -----------
     (Title of class of securities)                     (CUSIP number)

                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
             -------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               SEPTEMBER 15, 2003
              ------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




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
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--------------------------------------------------------------------------                 -----------------------------------------
CUSIP No. 053494 10 0                                                           13D                                 Page 2
--------------------------------------------------------------------------                 -----------------------------------------
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  ODYSSEY PARTNERS, L.P.
                ---------------------------------------------------------- ---------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ -------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ -------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ -------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      DELAWARE

--------------------------- -------- ----------------------------------------------------- -----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0
          SHARES
                            -------- ----------------------------------------------------- -----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  0
         OWNED BY
                            -------- ----------------------------------------------------- -----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0
        REPORTING
                            -------- ----------------------------------------------------- -----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             0

--------------- -------------------------------------------------------------------------- -----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   0

--------------- ------------------------------------------------------------------------------------------------------------ -------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

--------------- ------------------------------------------------------------------------------------------------------------ -------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0%

--------------- ---------------------------------------------------------- ---------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  PN

--------------- ---------------------------------------------------------- ---------------------------------------------------------


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--------------------------------------------------------------------------                 -----------------------------------------
CUSIP No. 053494 10 0                                                           13D                                 Page 3
--------------------------------------------------------------------------                 -----------------------------------------

--------------- ---------------------------------------------------------- ---------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  JACK NASH
                ---------------------------------------------------------- ---------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ -------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ -------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ -------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      UNITED STATES OF AMERICA

--------------------------- -------- ----------------------------------------------------- -----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    442
          SHARES
                            -------- ----------------------------------------------------- -----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  2,107,763
         OWNED BY
                            -------- ----------------------------------------------------- -----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               442
        REPORTING
                            -------- ----------------------------------------------------- -----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             2,107,763

--------------- -------------------------------------------------------------------------- -----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,108,205

--------------- ------------------------------------------------------------------------------------------------------------ -------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

--------------- ------------------------------------------------------------------------------------------------------------ -------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           24.1%

--------------- ---------------------------------------------------------- ---------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  IN

--------------- ---------------------------------------------------------- ---------------------------------------------------------



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           This Amendment No. 21 amends the Schedule 13D, as amended, filed by
Odyssey Partners, L.P. ("Odyssey")and Jack Nash (collectively, the "Reporting Persons"), with respect to the beneficial ownership of common stock, $1.00 par value ("Common Stock") of Avatar Holdings Inc. (the "Issuer").

Item 4.    Purpose of Transaction.
           ----------------------

           On September 15, 2003, in order to facilitate the substantial liquidation of the other assets of Odyssey, Odyssey transferred 2,107,603 shares of Common Stock of the Issuer to Odav LLC ("Odav") for no value in exchange. Each of the partners of Odyssey who held an indirect interest in the shares of Common Stock owned by Odyssey have the same indirect interest in the shares of Common Stock owned by Odav. Jack Nash and Joshua Nash, who are general partners of Odyssey, are the managing members of Odav through separate limited liability companies. Odav and Jack Nash will be filing a separate Schedule 13D (the "Odav 13D"), and Jack Nash will report any future events required to be reported on
Schedule 13D on the Odav 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendment No. 21 are incorporated herein by reference.

           (b) The responses of each of the Reporting Persons to (i) Rows (7) through (10) of the cover page of this Amendment No. 21 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Item 4 is incorporated herein by reference.

           (d) Not applicable.

           (e) Odyssey ceased to beneficially own more than 5% of the Common Stock of the Issuer on September 15, 2003.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           --------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           Jack Nash is a general partner of Odyssey and the Chairman of the Board of Directors of the Issuer. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 7.    Materials to be Filed as Exhibits.
           ----------------------------------

Exhibit 1     Joint Filing Agreement between Jack Nash and Odyssey Partners,
               L.P., dated September 15, 2003.



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                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2003



                                        ODYSSEY PARTNERS, L.P.


                                        By: /s/ Jack Nash
                                           -------------------------------------
                                             Name:  Jack Nash
                                             Title:  General Partner




                                            /s/ Jack Nash
                                           -------------------------------------
                                            Jack Nash





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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement between Jack Nash and Odyssey Partners, L.P., dated September 15, 2003.









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